
February 23, 2015

Via E-mail
Mr. James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 Pascal Gagnon, Suite 204
Saint Leonard, Quebec, Canada H1P 1Z4

      **Re:    DNA Precious Metals, Inc.**
              **Form 10-K for the Year Ended December 31, 2013**
              **Filed March 26, 2014**
              **Response dated February 3, 2015**
              **File No. 000-54937**

Dear Mr. Chandik:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page F-7
Note 4. Fixed Assets, page F-22

1.    We have reviewed your response to prior comment two in our letter dated January 13, 2015. The Montauban Mine currently has no proven or probable reserves and is in the exploration stage. We do not believe you have provided persuasive evidence to support a conclusion that the capitalized costs related to your land, buildings, and mill equipment at your Montauban Mine Property are recoverable through future production or through alternative future use. Examples of persuasive evidence may include signed customer contracts and other types of firm commitments or arrangements to purchase your products that would demonstrate your ability to generate ongoing material revenue streams from your customers. Accordingly, we believe these capitalized costs should

have been expensed as incurred.  Please amend your Form 10-K for the year ended December 31, 2013 and your interim 2014 Forms 10-Q to restate your historical financial statements and related financial information for all periods presented.  In addition, please file an Item 4.02 Form 8-K immediately to announce the non-reliance on your previously issued financial statements.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining